Bass, Berry & Sims plc
Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200
April 4, 2008
Via EDGAR and Federal Express
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	Performance Food Group Company
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 1, 2008
Form 10-K for Fiscal Year Ended December 29, 2007
Filed February 26, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 4, 2007
File No. 0-22192
Dear Mr. Owings:
     On behalf of our client, Performance Food Group Company (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter (the “Comment Letter”) dated April 2, 2008, concerning the revised preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) filed by the Company on April 1, 2008 (the “Proxy Statement”). For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the Company’s response. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.
     We represent the Company only. To the extent any response relates to information concerning VISTAR Corporation, Panda Acquisition, Inc., The Blackstone Group or any of its

NASHVILLE Downtown      |      KNOXVILLE      |      MEMPHIS      |      NASHVILLE Music Row      |      www.bassberry.com

Mr. H. Christopher Owings
Securities and Exchange Commission
April 4, 2008

affiliates, including any of its private equity funds, Wellspring Capital Management LLC, or any of its affiliates, including any of its private equity funds, or Evercore Group L.L.C. or any of its affiliates, such response is included in this letter based on information provided to the Company and us by such other entities or their respective representatives.
Preliminary Proxy Statement
The Merger, page 17
Background of the Merger, page 17
1.	We note your response to comment four from our letter dated March 14, 2008 and the revised disclosure on page 23 of the proxy statement indicating that Blackstone raised concerns with respect to potential conflicts under “several agreements to which PFG or certain of its subsidiaries is a party.” Please expand this disclosure to give more detail regarding the types and number of agreements that contained such conflicts.

RESPONSE: We appreciate the opportunity to discuss our response to this comment with Ms. Petrillo of the Staff. This supplemental response summarizes information provided in that conversation in accordance with her request. The Company respectfully requests that it be allowed to present the Background of the Merger as currently filed without specifying the number and types of potentially conflicting agreements. For the information of the Staff, the potentially conflicting agreements to which the Company or its subsidiaries are a party are six facility operating leases, several of which are on substantially similar forms. The Company and its subsidiaries are presently, and would expect in the future to be, in full compliance with all terms of the leases. However, given the proposed capital structure of the Company and the entity into which it is merging, there existed the possibility that the combined company might not comply with certain provisions of the lease, including a maximum debt to total capitalization ratio, following consummation of the merger.

The proxy statement describes in detail the parties’ discussions around this issue, how the parties assessed the economic consequences of this issue, and how the parties dealt with the allocation of risk of this issue. The Company and the buyer group believe that they have provided detailed information to shareholders in order for them to assess how this issue impacted the negotiations of the merger agreement. We note in particular the disclosure on page 24 of the Proxy Statement that Blackstone and its advisors “satisfied themselves that they could proceed with the transaction without further conditions or delays based on any remaining diligence issues. . . .”

Both the Company and the buyer group do not believe that the identification of the number and type of agreements would enhance that disclosure. On the other hand, both the Company and the buyer group believe that identifying the number and types of agreements would provide a road map to the counterparties to those agreements with respect to the Company’s and the buyer group’s analysis of this issue as well as the potential economic impact thereof. Both the Company and the buyer group believe that such a road map would provide the counterparties with an unfair negotiating advantage in any future discussions regarding these agreements.

We appreciate the Staff’s consideration of this supplemental response.

Mr. H. Christopher Owings
Securities and Exchange Commission
April 4, 2008

Interests of PFG’s Directors and Executive Officers in the Merger, page 44
Management Arrangements, page 49
2.	We note the revised disclosure on page 49 regarding the “general” discussions that may occur prior to the merger regarding post-merger employment and compensation. Please disclose whether any such discussions have begun, including a discussion of the parties involved in such discussions.

RESPONSE: The disclosure on page 49 of the Proxy Statement will be revised to indicate that to date, no such discussions have taken place.
Definitive Proxy Statement filed April 4, 2007
Compensation Discussion and Analysis, page 8
3.	We note your responses to comments 11, 12, 13, 14 and 15 in our letter dated March 14, 2008. Please provide us with sample disclosure in response to these comments.

RESPONSE: Set forth below is sample disclosure in response to comments 11, 12, 13, 14 and 15 of the Staff’s letter dated March 14, 2008.

Question 11

Disclosure similar to the following sample, supplemental disclosure would be added to the performance-based cash incentive compensation discussion contained in the Company’s Compensation Discussion and Analysis included in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on April 4, 2007 (the “2007 CD&A”):

The Compensation Committee first established an earnings per diluted share threshold that the Company was required to achieve in order for a named executive officer to be eligible to receive incentive payments, which payments were further conditioned on achieving a specified individual goal. The threshold to be eligible to receive a cash incentive award was $1.28 for the one-year period ended December 29, 2007.

Disclosure similar to the following sample, supplemental disclosure would also be added to the performance-based cash incentive compensation discussion contained in the 2007 CD&A for each named executive officer (although disclosure for all named executive officers would be included in the Company’s applicable future filings, only sample disclosure related to Steven L. Spinner has been set forth below with respect to the one-year period ended December 29, 2007):

The Compensation Committee also establishes a series of quantitative and qualitative performance measures for cash incentive compensation for each executive officer which,

Mr. H. Christopher Owings
Securities and Exchange Commission
April 4, 2008

if achieved, will allow the executive officer to earn a specified portion of his or her cash incentive compensation opportunity. Given these targeted cash incentive compensation amounts, in general an executive officer would have the opportunity to earn cash incentive compensation equal to an additional percentage, which varies by officer, of his or her salary upon the attainment of all the performance objectives set forth for that individual. Those amounts could be increased upon the achievement of performance which substantially exceeds the performance goals. Information with respect to the amount of cash incentive plan compensation for the one- and two-year periods ended December 29, 2007 is set forth in Note 3 to the Summary Compensation Table.
Set forth below are the specific quantitative and qualitative performance measures applicable to each named executive officer and used in determining the amount of cash incentive compensation payable to the named executive officer for the one-year period ended December 29, 2007.
One-Year Period Ended December 29, 2007
Steven L. Spinner

		Cash
		Incentive
		Payout as a
		Percentage
		of Base
Performance measure	Applicable Target	Salary
Earnings per diluted share excluding, in the discretion of the Compensation Committee, the impact of acquisitions, write-offs from facility restructurings and acts of God as well as unusual one-time charges or earnings	$1.33	0%
	$1.38	16%
	$1.42	32%
	$1.48	48%

Internal sales	$5,922,000,000	0%
	$6,111,000,000	6%
	$6,300,000,000	16%
	$6,426,000,000	26%

Operating margin from continuing operations, including the impact of stock compensation expense, but excluding the impact of any acquisitions	1.31%	0%
	1.36%	7%
	1.40%	11%
	1.44%	16%

Mr. H. Christopher Owings
Securities and Exchange Commission
April 4, 2008

Return on capital from continuing operations including restricted share expense, but excluding the impact of any acquisitions	6.00%	0%
	6.16%	5%
	6.26%	9%
	6.36%	13%

Ensure satisfactory completion	Plan in place but behind	7%
of key 2007 project-based	schedule somewhat
objectives
	Plan in place and on schedule	12%
	Plan in place and ahead of
	schedule	17%
Two-year period ended December 29, 2007
For the two-year period ended December 29, 2007, each of the named executive officers other than Messrs. Spinner, Hoffman and Paterak, could earn cash incentive compensation based on the Company’s achieving certain earnings per diluted share levels within a targeted range established by the Compensation Committee in February 2006, which range was established based on growth assumptions over the earnings per diluted share estimates for the one-year period ended December 30, 2006 then available to the Compensation Committee. The targets for these named executive officers ranged from a low of $1.48 per diluted share (which would have resulted in no cash incentive payment) to a high of $1.69 per diluted share (which would have resulted in a cash incentive payment equal to 35% of the named executive officer’s base salary paid for 2007), with $1.60 per diluted share (and a cash incentive payment equal to 25% of the named executive officer’s base salary paid for 2007), established as the expected level of performance. These earnings per diluted share targets were established by the Compensation Committee without regard to the impact of stock compensation expense on the Company’s earnings per diluted share and the Compensation Committee determined that measurement of achievement of these targets for this purpose should also exclude the impact of stock compensation expense. Payments tied to the Company’s earnings per diluted share could be positively or negatively adjusted for actual performance within the established ranges. When comparing the Company’s 2007 actual performance to these targets, the Compensation Committee excluded the impact of stock compensation expense in accordance with its original criteria.
For the two-year period ended December 29, 2007, the cash incentive compensation opportunity for Mr. Spinner was impacted by his promotion on October 1, 2006 to chief executive officer of the Company. For the 15-month period that Mr. Spinner served as chief executive officer of the Company, his cash incentive payment opportunity was based on the Company’s targeted consolidated earnings per diluted share described above.

Mr. H. Christopher Owings
Securities and Exchange Commission
April 4, 2008

For the nine-month period that he served as the chief executive officer of the Company’s broadline operating segment, his cash incentive payment opportunity was based one-half on the Company’s consolidated earnings per diluted share targets described above (with a 50% reduction in the payout targets described above) and one-half on the Company’s broadline operating segment achieving targeted earnings before interest and taxes ranging from a low of $101,000,000 (which would have resulted in no cash incentive payment) to a high of $115,000,000 (which would have resulted in a cash incentive payment equal to 17.5% of his base salary paid for 2007), with $108,500,000 (and a cash incentive payment equal to 12.5% of his base salary paid for 2007), established as the expected level of performance. Payments tied to the Company’s broadline operating segment’s earnings before interest and taxes could be positively or negatively adjusted for actual performance within the established ranges.
For the two-year period ended December 29, 2007, the cash incentive compensation opportunity for Mr. Paterak was impacted by his promotion on October 1, 2006 to senior vice president of the Company’s broadline operations. For the 15-month period that Mr. Spinner served as senior vice president of the Company’s broadline operations, his cash incentive payment opportunity was based one-half on the Company’s consolidated earnings per diluted share targets described above (with a 50% reduction in the payout targets described above) and one-half on the Company’s broadline operating segment achieving targeted earnings before interest and taxes ranging from a low of $101,000,000 (which would have resulted in no cash incentive payment) to a high of $115,000,000 (which would have resulted in a cash incentive payment equal to 17.5% of his base salary paid for 2007), with $108,500,000 (and a cash incentive payment equal to 12.5% of his base salary paid for 2007), established as the expected level of performance. Payments tied to the Company’s broadline operating segment’s earnings before interest and taxes could be positively or negatively adjusted for actual performance within the established ranges.
For the two-year period ended December 29, 2007, Mr. Hoffman’s cash incentive compensation opportunity was based one-third on the consolidated earnings per diluted share targets described above (with a 66.6% reduction to the payout targets described above) and two-thirds on the Company’s customized operating segment achieving targeted earnings before interest and taxes ranging from a low of $30,000,000 (which would have resulted in no cash incentive payment) to a high of $34,000,000 (which would have resulted in a cash incentive payment equal to 23.3% of his base salary for 2007), with $32,200,000 (and a payment equal to 16.7% of his base salary paid for 2007), established as the expected level of performance. Payments tied to the Company’s customized operating segment’s earnings before interest and taxes could be positively or negatively adjusted for actual performance within the established ranges.
There were no individual performance goals for the two-year period ended December 29, 2007 for any of the named executive officers.

Mr. H. Christopher Owings
Securities and Exchange Commission
April 4, 2008

Question 12
Disclosure similar to the following sample, supplemental disclosure would be added to the long-term equity compensation discussion contained in the 2007 CD&A:
When awarding annual grants related to long-term equity incentive compensation, the Compensation Committee takes into consideration the Company’s results of operations for the prior fiscal year in relation to internally prepared forecasts for that year; the contributions and individual performance of award recipients in comparison to previously established goals and objectives, including operational initiatives; the contributions of award recipients to the creation of long-term shareholder value; the existing level of equity ownership of the award recipient; and overall levels of compensation for each individual. The Compensation Committee also considers the recommendations of members of senior management with respect to the mix of restricted share and stock appreciation rights to be awarded in connection with the annual grant.
Question 13
Disclosure similar to the following sample, supplemental disclosure would be added to the Supplemental Executive Retirement Plan discussion contained in the 2007 CD&A:
For the fiscal year ended December 29, 2007, the earnings before interest and taxes performance target established by the Compensation Committee was $89,428,000.
Question 14
Disclosure similar to the following sample, supplemental disclosure would be added to the discussion in the 2007 CD&A regarding payments to named executive officers upon termination of employment:
The length of time that an executive officer would continue to receive his or her base salary under the Amended and Restated Senior Management Severance Plan is based on the person’s pay grade and length of service to the Company or any of its subsidiaries at the time of termination. The Compensation Committee has chosen to base the severance benefits on this formula rather than separately negotiated arrangements with each individual in an attempt to treat participants in the plan equitably based on their level of responsibility and years of service to the Company. In establishing the amount of the payments and the length of time that the payments will be made pursuant to this plan the Compensation Committee also took into account the need for these payments to be at competitive levels so that the Company is able to retain existing executive officers who are not a party to any employment agreement with the Company and to recruit experienced executives who may have concerns about giving up job security with their

Mr. H. Christopher Owings
Securities and Exchange Commission
April 4, 2008

current employer and who also seek mitigation of the risk that the Company might terminate them without cause after they become employed without the protections of any employment agreement. When establishing the amount and length of these payments, the Compensation Committee also believed that the size and duration of the payments were important to ensuring that the terminated executive complied with the post-termination covenants related to confidentiality, non-competition and non-solicitation.
Disclosure similar to the following sample, supplemental disclosure would also be added to the discussion in the 2007 CD&A regarding payments to named executive officers upon termination of employment:
In establishing the multiples of base salary and bonus that a terminated named executive officer would be entitled to receive following his or her termination after a change in control, the Compensation Committee considered the need to be able to competitively recruit and retain talented executive officers who often times seek protection against the possibility that they might be terminated without cause or be forced to resign for good reason following a change in control. When establishing the multiples, the Compensation Committee also sought to provide benefits at a level that it believed would provide appropriate compensation for the named executive officer in the event of consummating a transaction that, although possibly detrimental to the individual’s employment prospects with the resulting company, would be beneficial to the Company’s shareholders and for the limitations on the ability of the named executive officer to compete with the resulting company, and the resulting benefits to the Company as a result of these limitations.
Question 15
In its applicable future filings, the Company will revise footnote four to the table substantially as follows:
Includes as set forth in the table below the change in the actuarial present value of each Named Executive Officer’s account under the SERP between December 30, 2006 and December 29, 2007 and the above market earnings on amounts deferred by the Named Executive Officers pursuant to the Company’s Executive Deferred Compensation Plan that are invested in the 7% fixed rate of return investment option under that plan. The change in actuarial present value under the SERP excludes contributions made in the first quarter of 2008 that related to 2007 performance. Mr. Sledd has voluntarily elected not to participate in the SERP.

Named Executive Officer	Change in Actuarial Present Value Under the SERP	Above Market Earnings on the Executive Deferred Compensation Plan

Mr. H. Christopher Owings
Securities and Exchange Commission
April 4, 2008

Response Letter
4.	We note the statements made in response to our request for certain acknowledgements from the company. Please include with the next response letter a statement signed by a representative of the company that includes the representations requested in our prior letter.

RESPONSE: The requested statement is included as Exhibit A to this response letter.
     Please do not hesitate to contact me at (615) 742-6275 or Scott Holley of our firm at (615) 742-7721 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,
/s/ Mitchell Walker, Jr.
F. Mitchell Walker, Jr.

Enclosures

cc:	Steven L. Spinner, Performance Food Group Company
John D. Austin, Performance Food Group Company
Joseph J. Traficanti, Performance Food Group Company
D. Scott Holley, Bass, Berry & Sims PLC
Daniel Clivner, Simpson Thacher & Bartlett LLP

Mr. H. Christopher Owings
Securities and Exchange Commission
April 4, 2008

EXHIBIT A
     The undersigned, on behalf of Performance Food Group Company (the “Company”), and in response to the request contained in comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter (the “Comment Letter”) dated April 2, 2008, concerning the revised preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) filed by the Company on April 1, 2008, hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;
2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PERFORMANCE FOOD GROUP COMPANY
By:	/s/ Joseph J. Traficanti
	Name:	Joseph J. Traficanti
	Title:	Senior Vice President and General Counsel